[TREMOR LETTERHEAD]

VIA EDGAR

June 24, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:       Larry Spirgel

Celeste M. Murphy

Brandon Hill

Terry French

Michael Henderson

Re:                             Tremor Video, Inc.

Registration Statement on Form S-1 (File No. 333-188813)

Ladies and Gentlemen:

Tremor Video, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on June 26, 2013 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.  The Registrant hereby authorizes each of Eric Jensen and Nicole Brookshire, both of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.  The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TREMOR VIDEO, INC.

By:	/s/ Todd Sloan
Todd Sloan
Senior Vice President, Chief Financial Officer and Treasurer

June 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Tremor Video, Inc.

Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Tremor Video, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-188813) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on June 26, 2013, or as soon thereafter as practicable.  The undersigned, as Representatives of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated June 14, 2013, was distributed by the underwriters approximately as follows from June 14, 2013 through the date hereof:

Copies to underwriters		1,007
Copies to dealers		0
Copies to institutional investors		1,298
Copies to others/retail		800
	Total	3,105

The undersigned, as Representatives of the underwriters, hereby represents on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Credit Suisse Securities (USA) LLC
Jefferies LLC
Canaccord Genuity Inc.
Oppenheimer & Co. Inc.

By: Credit Suisse Securities (USA) LLC
As representative of the several underwriters

By:	/s/ Imran Khan

Name:	Imran Khan

Title:	Managing Director

By: Jefferies LLC
As representative of the several underwriters

By:	/s/ David Mastrangelo

Name:	David Mastrangelo

Title:	Managing Director

Acceleration Request Signature Page